Dimensional
February 22, 2021

Via EDGAR

Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr.  Cowan:

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Mr. Cowan:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 2/6 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional U.S. Equity ETF, Dimensional U.S. Small Cap ETF, Dimensional U.S. Targeted Value ETF, Dimensional U.S. Core Equity 2 ETF, Dimensional International Value ETF, and Dimensional World ex U.S. Core Equity 2 ETF (each, a “Portfolio,” and collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

PROSPECTUS

Dimensional U.S. Equity ETF

    Prospectus Summary — Fees and Expenses of the Portfolio

1. Comment (Global).  If the fees and expenses have changed from those disclosed with respect to the Portfolio’s predecessor fund (the “Predecessor Fund”), that needs to be indicated as provided in Item 3 of Form N-1A.

Response.  The Registrant has revised the disclosure accordingly.

2. Comment (Global).  Please disclose the 5- and 10-year examples since the Portfolio is the accounting survivor for the Predecessor Fund and not a new fund as defined in Item 3 of

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Form N-1A.

Response.  The Registrant has revised the disclosure accordingly.

3. Comment (Global).  Please disclose the portfolio turnover of the Predecessor Fund since the Portfolio is the accounting survivor of the Predecessor Fund.

Response.  The Registrant has revised the disclosure accordingly.

Prospectus Summary — Principal Investment Strategies

4. Comment.  Please clarify whether the following sentence for the US Equity ETF should refer to “equity” securities:

•	To achieve its investment objective, the US Equity ETF, using a market capitalization weighted approach, generally purchases a broad and diverse group of securities of U.S. companies.

Response.  The Registrant has revised the disclosure accordingly.

5. Comment (Global).  Please explain the factors listed in the principal investment strategies in plain English (e.g., free float, momentum, trading strategies, etc.) and discuss how they are considered by the Advisor.

Response.  The Registrant respectfully declines to revise the disclosure.  In response to previous SEC comments, the Registrant has included disclosure in Item 9 that defines certain terms included in the summary section such as free float, momentum, and trading strategies.  The Registrant does not believe detailed explanations and/or definition of such terms are appropriate for the summary section of the Prospectus. The Registrant, however, does explain/define certain terms that are integral to the Portfolio’s investment strategies in the summary section of the Prospectus (e.g., relative price, profitability and investment characteristics). These definitions have already been revised multiple times in response to previous SEC comments to better explain them in plain English and the Registrant respectfully declines to revise them further.

6. Comment (Global). Please revise the 80% policy as stated in the Prospectus to add the following: “plus the amount of any borrowings for investment purposes (as indicated in the SAI).”

Response. The Registrant respectfully declines to revise the disclosure. As noted above, the requested disclosure is currently provided in the SAI for each Portfolio. Each Portfolio does not borrow for investment purposes as part of its principal investment strategies and accordingly, the Registrant does not believe the disclosure is appropriate to include in the Prospectus.

7. Comment. For the US Equity ETF, please explain the phrase “generally fall within

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February 22, 2021

the range of total market capitalization” in plain English.

Response.  The Registrant has revised the disclosure accordingly.

8. Comment (Global). Please revise the reference in the summary prospectus to “companies listed on a securities exchange in the United States that is deemed appropriate by the Advisor” for consistency with the Item 9 disclosure which references “companies listed on the U.S. national securities exchanges or traded on the over-the-counter market.”

Response.  The Registrant has revised the Item 9 disclosure accordingly.

9. Comment (Global). Please clarify whether the Portfolios’ investments in futures contracts and options on futures contracts are included in the 80% basket. The Staff notes the disclosure indicates futures contracts are valued using the settlement price established each day on the exchange on which they are traded.

Response.  Each Portfolio reserves the right to use derivatives in appropriate circumstances to count towards its 80% policy; however, at this time, the Portfolios are not expected to count derivatives toward their 80% policies.  To the extent a Portfolio includes such investments for purposes of satisfying its 80% policy, the value of the derivatives in which the Portfolio invests will be calculated in the same way that the values of derivatives are calculated when calculating the Portfolio’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating a Portfolio’s net asset value.

10. Comment (Global). Please add portfolio turnover risk to the principal risks section.

Response.  The Registrant supplementally confirms that portfolio turnover is not an appropriate principal risk of the Portfolios.

Prospectus Summary — Principal Risks

11. Comment (Global).  Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Portfolio’s disclosures, including risk disclosures, should be revised based on how these events may affect the Portfolio and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response.   The Registrant has incorporated additional disclosure into the “Additional Information on Investment Objectives and Policies” section of the Prospectus.

12. Comment (Global).  Please include a large cap company principal risk. Additionally, please confirm whether an active management principal risk should be included.

Response.    The Registrant respectfully declines to include a large cap company

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principal risk and believes that such principal risk is adequately covered within the “Equity Market” principal risk of the Portfolio. Further, the Registrant respectfully declines to include an active management risk.  The Registrant believes each Portfolio appropriately discloses the principal risks associated with its investment strategies.

13. Comment (Global). With respect to the ETF-related risk disclosure, please conform the risk disclosure so that it is consistent with the disclosure included in the registration statement for the Registrant’s initial series.

Response.  The Registrant confirms that the disclosure is consistent.  Any differences (e.g., “Large Shareholder Risk”) are the result of the Portfolios being shell funds for operational Predecessor Funds.

14. Comment. If applicable, consider adding Profitability Investment Risk for the US Equity ETF.

Response.  The Registrant supplementally confirms that Profitability Investment Risk is not an appropriate risk for the US Equity ETF.

Prospectus Summary — Performance

15. Comment (Global). Please update the performance section to incorporate the Predecessor Fund’s performance.

Response.  The Registrant has revised the disclosure accordingly.

Prospectus Summary — Investment Advisor/Portfolio Management

16. Comment (Global). If the portfolio managers for the Portfolio are the same as the Predecessor Fund, please update the disclosure to reflect each portfolio manager’s length of service with the Predecessor Fund.  In addition, please state that the portfolio managers are jointly and responsible for the management of the Portfolio.

Response.  The Registrant has revised the disclosure to reflect each portfolio manager’s length of service with the Predecessor Fund.  The Registrant, however, notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio.  The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A

Prospectus Summary — Purchase and Sale of Fund Shares

17. Comment (Global). If applicable, please disclose how to access recent information, including information on the Portfolio’s net asset value, market price, premiums and discounts,

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February 22, 2021

and bid-ask spreads, on the Portfolio’s website; and the median bid-ask spread for the Portfolio’s most recent fiscal year (when applicable). See Item 6(c) of Form N-1A.

Response.  The Registrant has revised the disclosure accordingly.

Dimensional U.S. Small Cap ETF

Prospectus Summary — Principal Investment Strategies

18. Comment (Global—As Applicable). Please revise the following to be in plain English (emphasis added): “At launch, for the purposes of the Portfolio, the Advisor will consider small cap companies to be companies whose market capitalizations are generally in the lowest 10% of total market capitalization or companies whose market capitalizations are smaller than the 1,000th largest U.S. company, whichever results in the higher market capitalization break.” The Staff notes the disclosure should be revised to provide a reasonable definition of “small cap companies” in accordance with Rule 35d-1. See Question 6 of the Frequently Asked Questions (“FAQs”) about Rule 35d-1 (Investment Company Names) (Dec. 4, 2001) (the “Names Rule FAQ”). Additionally, please clarify the reference to “at launch” included in the principal investment strategies disclosure, which suggests a different standard initially than the definition that would apply going forward (please revise similar references globally throughout the Prospectus as applicable).

Response. The Registrant has revised the disclosure to remove the references to “at launch.”  The Registrant, however, respectfully declines to revise the definition of “small cap” companies, which has been used by the Predecessor Fund since its inception in 1998.  The market capitalization criteria used by the Portfolio recognizes that the total market capitalization of the U.S. market will change based on market conditions.  For example, the Portfolio’s criteria, as noted above, ensures that adjustments to the Portfolio based on market capitalization are due to changes in a company’s market capitalization due to the performance of the company relative to the U.S. market rather than changes in the total market capitalization of the U.S. market as a whole.

19. Comment (Global—As Applicable). Please update the market capitalization data provided.

Response. The Registrant has updated the disclosure accordingly.

20. Comment. The disclosure provides that the Portfolio considers a company to be a small capitalization company if it has a market capitalization less than $6.482 billion. Explain supplementally why the Registrant considers a company with a market capitalization of less than $6.482 billion to be a small capitalization company (e.g., are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $6.482 billion?). See the Names Rule FAQ.

Response. The Russell 2000® Index is a widely recognized small-cap index that

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February 22, 2021

“measures the performance of the small-cap segment of the US equity universe” and is a “subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index.”1 The Portfolio utilizes an almost identical definition of small-cap companies by utilizing the higher of the bottom 10% of total market capitalization or smaller than the 1000th largest U.S. company. Accordingly, the Registrant believes the Portfolio’s definition is a reasonable.

Dimensional U.S. Targeted Value ETF

Prospectus Summary — Principal Investment Strategies

21. Comment. Please revise the following statement to provide a plain English discussion of the Portfolio’s market capitalization criteria: “As of December 31, 2019, companies smaller than the 500th largest U.S. company fall in the lowest 15% of total market capitalization.”

Response. The Registrant respectfully declines to revise such disclosure, which has been utilized by the Predecessor Fund since its inception in 1998.  The Registrant believes the disclosure clearly provides investors valuable context regarding which segment of the total market capitalization universe the Portfolio invests in.

Prospectus Summary — Principal Risks

22. Comment (Global). Consider revising the Portfolio’s “Value Investment Risk” to address the risk that the Advisor may view a company’s stock as undervalued when in fact it is fairly valued.

Response. The Registrant respectfully declines to include such disclosure, but additional disclosure has been incorporated regarding the risks of value investments.

Dimensional U.S. Core Equity 2 ETF

Prospectus Summary — Principal Investment Strategies

23. Comment. Please define “smaller capitalization” as used in the Portfolio’s investment strategies.

Response. The Registrant respectfully declines to revise the disclosure to include such definition. The Registrant notes the Portfolio does not include “small capitalization” in its name and, accordingly, is not subject to such requirements of Rule 35d-1.

24. Comment. Please confirm whether the Portfolio’s 80% policy should reference

1 Russell 2000 Index (Index factsheet), FTSE Russell, https://research.ftserussell.com/Analytics/FactSheets/temp/ 443e3eb0-b033-4096-b783-f005a1b3de59.pdf (last visited February 22, 2021).

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“common stocks” rather than “securities” of U.S. companies.

Response.  The Registrant confirms that the Portfolio’s 80% policy is correctly disclosed, which is identical to the Predecessor Fund’s 80% policy; however, the Registrant supplementally confirms that securities would include common stocks.

25. Comment. Please specify what securities exchanges in the United States are deemed appropriate by the Advisor.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant, however, supplementally confirms that examples of such exchanges would include the New York Stock Exchange and Nasdaq.

Prospectus Summary — Principal Risks

26. Comment. The Portfolio’s investment strategies note that the Portfolio has an emphasis on small capitalization companies. Please revise or explain the basis for the inclusion of mid-capitalization company risk as a principal risk.

Response. The Registrant notes that the Portfolio’s principal investment strategies state that it emphasizes investments in smaller capitalization companies relative to their representation in the U.S. Universe; however, the Portfolio may also invest in all capitalization ranges as part of its principal investment strategies. The Registrant, however, has revised the Portfolio’s principal investment strategies to clarify the Portfolio’s exposure to mid-capitalization companies.

Dimensional International Value ETF

Prospectus Summary — Principal Investment Strategies

27. Comment. Please revise the following sentence to be in plain English: “The Advisor may overweight certain stocks, including smaller companies, lower relative price (value) stocks, and/or higher profitability stocks within the large‐cap value segment of developed ex U.S. markets.” The language is confusing given the next paragraph which states that Portfolio intends to purchase securities of large companies. In addition, we note that none of these funds are new funds; please clearly describe the securities the Portfolio invests in.

Response. The Registrant notes that disclosing that the Portfolio may overweight certain stocks, including smaller companies “within the large-cap value segment of developed ex U.S. markets,” informs investors as to how the Portfolio’s investments may differ from an unweighted portfolio of such markets.  This statement does not contradict the statement that the Portfolio invests in securities of large companies. The Registrant further notes that it believes the

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Portfolio clearly describes the securities it may invest in.

28. Comment. Similar to the other series of the Registrant recently declared effective in the initial registration statement, please identify the approved markets in the summary.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant notes that the Portfolio is not subject to Rule 35d-1 under the 1940 Act and believes that such disclosure is more appropriate for the Item 9 section of the Prospectus.

29. Comment. Please explain the basis for the $1.8 billion market capitalization break. The Staff notes that although the Portfolio is not subject to Rule 35d-1, the definition of a large company should be reasonable.

Response.  The Registrant notes that the Portfolio invests in a large number of countries, many of which have total market capitalizations significantly lower than the total market capitalization in the United States.  The disclosure noted above, which has been updated to reflect data as of December 31, 2020, is provided as an example of the lowest market capitalization within the Portfolio’s entire universe of Approved Markets. In addition, the Portfolio provides additional information in the “Additional Information on Investment Objectives and Policies” section of the Prospectus regarding the eligible market capitalization breaks in various Approved Markets of the Portfolio.

Prospectus Summary — Principal Risks

30. Comment (Global for International Portfolios). Please add a principal “Brexit Risk.”

Response. The Registrant believes that the Portfolios’ principal risks are appropriately disclosed in the Prospectus, which include risks related to foreign securities.  The Registrant believes that, based on each Portfolio’s exposure and investments, detailed Brexit risk disclosure is appropriately located in the SAI under “Political, United Kingdom and European Market Related Risks.”

31. Comment (Global for International Portfolios). Please add risk disclosure that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. The Registrant has revised the risk disclosure in the Item 9 section of the prospectus to incorporate the potential risks for the International Portfolios related to the closure of international markets when the ETFs’ shares are trading during normal market hours. The Registrant, however, believes the potential risks related to premium/discounts are adequately

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disclosed.

32. Comment. Please consider including Profitability Investment Risk, if applicable.

Response. The Registrant has revised the disclosure accordingly.

Dimensional World ex U.S. Core Equity 2 ETF

Prospectus Summary — Principal Investment Strategies

33. Comment. Similar to the other series of the Registrant recently declared effective in the initial registration statement, please identify the approved markets in the summary.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant notes that the Portfolio discloses in the summary section that 80% of its assets will be invested in non-U.S. securities, which will include a broad and diverse group of securities of non‐U.S. companies in countries with developed and emerging markets.  The Registrant believes that a list of the forty-plus countries that the Portfolio may invest in is more appropriate for the Item 9 section of the Prospectus.

34. Comment. Please clarify what “investments that provide exposure to non-U.S. securities” are with respect to the Portfolio’s 80% policy.  If these are derivatives, please see the comment provided above.

Response.  The Registrant supplementally confirms that such investments would include depositary receipts.  The Registrant has revised the disclosure to clarify the statement. In addition, as noted above, the Portfolio reserves the right to use derivatives in appropriate circumstances to count towards its 80% policy; however, at this time, the Portfolio is not expected to count derivatives toward its 80% policies.  To the extent the Portfolio includes such investments for purposes of satisfying its 80% policy, the value of the derivatives in which the Portfolio invests will be calculated in the same way that the values of derivatives are calculated when calculating the Portfolio’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio’s net asset value.

35. Comment. Please add disclosure regarding investments in depositary receipts which are included in the Portfolio’s principal risks disclosure.

Response.  As noted above, the Registrant has revised the principal investment strategies accordingly.

36. Comment. Please revise the principal investment strategies to include a value investment strategy due to the principal risks including a “Value Investment Risk.”

Response.  The principal investment strategies have been revised to clarify that the

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references to “low relative price” issuers is synonymous with “value” stocks.

Prospectus Summary — Principal Risks

37. Comment. Please clarify why the inclusion of mid capitalization risk is appropriate for the Portfolio’s strategy since the focus is primarily in small capitalization companies.

Response. The Registrant notes that the Portfolio is not a small capitalization Portfolio, but rather may overweight investments in smaller capitalization companies as compared to their representation in the Portfolio’s eligible investment universe.  Accordingly, the Portfolio’s investments may include mid-capitalization companies.  Further, the mid capitalization risk was incorporated in response to an SEC comment that requested the inclusion of such risk for a fund with a similar exposure to mid capitalization companies.

38. Comment. Please revise the “emerging markets” risk to disclose that less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated.  Also, disclose that the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets. Please refer to the following SEC staff guidance and address all the issues mentioned, including the two specified above:  https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/registered-funds-risk-disclosure.

Response.  The Registrant believes the risks are appropriately disclosed and incorporate the SEC’s most recent guidance.  In addition to the risks summarized in the prospectus, the more detailed “Foreign Securities and Currencies Risk” and “Emerging Markets Risk” in the Item 9 section of the prospectus highlight the issues noted above.  Accordingly, the Registrant respectfully declines to revise the disclosure.

Additional Information on Investment Objectives and Policies

39. Comment.  Revise the Item 9 disclosure to be consistent with the comments on the funds in the initial registration statement for this Trust. The Staff notes that these funds are very similar to those funds but with the tax strategy management overlay.  The current disclosure format does not comply with the requirements of Item 9 of Form N-1A.

Response.   The Registrant notes that a significant number of corresponding edits have been incorporated into the Portfolios’ Item 9 disclosure, including changes to the principal investment strategies, the “Approved Markets” section and the “Principal Risks.”  The Registrant believes the disclosure is compliant with Item 9 of Form N-1A and respectfully declines to incorporate any additional revisions.

40. Comment.  Please include the definitions of the terms defined under the heading

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“Investment Terms Used in the Prospectus” in each Portfolio’s summary prospectus, as applicable.

Response.   The definitions were incorporated into the Item 9 section in response to prior SEC comments requesting such definitions.  As noted previously, the Registrant does not believe lists of definitions are appropriate in the summary section of the Prospectus.  The Registrant, however, does explain/define certain terms that are integral to the Portfolio’s investment strategies in the summary section of the Prospectus (e.g., relative price, profitability and investment characteristics).

41. Comment (Global). If applicable, state the investment objective may be changed without shareholder approval in accordance with Item 9(a) of Form N-1A.

Response. The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. In addition, Item 9(a) of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that each Portfolio’s investment objective is fundamental, and, accordingly, it may not be changed without shareholder approval.

42. Comment. The cross reference to the “Market Capitalization Weighted Approach” section adds “in this Prospectus” but the cross reference to the “Approved Markets” section does not include such reference.  Consider revising the format of the subheadings for “Approved Markets” and “Market Capitalization Weighted Approach” so that they are not in all caps, so it does not appear to be a new section.  In addition, consider reversing the order of these two sections.

Response.  The Registrant has revised the disclosure accordingly.

43. Comment. For the Dimensional U.S. Equity ETF, the disclosure currently states: “The total market capitalization range used by the Advisor for the US Equity ETF, as described above, generally applies at the time of purchase by the Portfolio.” Please also specify the total market capitalization range as provided in the summary section in the Item 9 disclosure.

Response.  The Registrant has revised the disclosure accordingly.

44. Comment. For the Dimensional U.S. Equity ETF, the disclosure states that the Portfolio may invest in ETFs. Please confirm supplementally that acquired fund fees and expenses (“AFFE”) are reflected in Other Expenses of the Fee Table and no greater than 0.01%.

Response.  The Registrant confirms any AFFE are properly reflected in the Portfolio’s fee table within Other Expenses.

45. Comment. The disclosure in the “Approved Markets” section should be conformed to the corresponding disclosure in the initial registration statement of the Registrant.

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Response.  The Registrant has revised the disclosure accordingly.

46. Comment. Consider including the following disclosure under the heading “Market Capitalization Weighted Approach” in each Portfolio’s respective summary prospectus for context:

•
“The portfolio structures of US Equity ETF, US Small Cap ETF and US Targeted Value ETF each involve market capitalization weighting in determining individual security weights. Market capitalization weighting means each security is generally purchased based on the issuer’s relative market capitalization.”

Response.  The Registrant respectfully declines to revise the disclosure.  Each applicable Portfolio already notes that it utilizes a market capitalization weighted approach in the summary section of the Prospectus and also includes additional plain English disclosure regarding market capitalization weighting that was incorporated in response to an SEC comment on the Trust’s initial registration statement.

Additional Information Regarding Investment Risks

47. Comment. In the Premium/Discount Risk, consider revising for clarity that the difference between the ETF’s secondary market price and NAV can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

Response.  The Registrant respectfully declines to revise the disclosure.

Management of the Trust

48. Comment. Please revise the Portfolio inception dates to reflect Predecessor Fund information.

Response. The Registrant has revised the disclosure accordingly.

Management of the Trust—Management Fees

49. Comment. Please disclose the management fee rate paid by each Predecessor Fund in the last fiscal year.

Response. The Registrant has revised the disclosure accordingly.

Purchase and Sale of Shares

50. Comment. Please include disclosure on how to access the NAV per share, market

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price, premium or discount, and bid-ask spread on the Portfolios’ website. See also general comment in the Item 6 disclosure above. When available, please disclose the median bid-ask spread for the Portfolios during most recent fiscal year (i.e., unless it will be posted online).

Response. As noted above, the Registrant has revised the disclosure in the summary section of the Prospectus to include the disclosure required by Item 6(c).  The Registrant supplementally confirms that, when available, each Portfolio will post the median bid-ask spread for the Portfolio during the most recent fiscal year online.

51. Comment. Please update the disclosure regarding Section 12(d)(1) in light of the new fund of funds rule.

Response. The Registrant respectfully declines to revise the disclosure. Since Rule 12d1-2 and applicable fund of funds exemptive orders will not be rescinded until January 19, 2022, the Registrant believes it would be inappropriate to remove the disclosure at this time.

Purchase and Sale of Shares—Share Price

52. Comment. The Staff notes that dissemination of the IOPV is no longer a regulatory requirement.

Response.  The Portfolios intend to continue to support publication of the IOPV as pertinent information valued by certain market participants, even though it is no longer a regulatory requirement. To the extent the IOPV with respect to the Portfolios will no longer be supported or published, the disclosure will be revised accordingly.

    Purchase and Sale of Shares—Net Asset Value

53. Comment. Disclose how to access the Portfolios’ NAV per share on the Portfolios’ website. The Staff notes Item 6(c) adds disclosure regarding: (i) bid-ask spreads; (ii) how to access the NAV per share, market price, premium or discount, and bid-ask spread information on the ETF's website; and (iii) the median bid-ask spread for fund during most recent fiscal year (unless posted online).  Further, please note that creation unit sizes are no longer required.

Response. As noted above, the Registrant has revised the disclosure provided in response to Item 6(c) in accordance with the requirements applicable to funds operating in reliance on Rule 6c-11.

54. Comment. The Staff notes the disclosure addresses valuation of futures contracts. Please add corresponding disclosure regarding valuation of options on futures contracts.

Response. The Registrant has revised the disclosure accordingly.

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February 22, 2021

    Financial Highlights

55. Comment. Please incorporate the financial highlights for each Portfolio’s Predecessor Fund.

Response. The Registrant has revised the disclosure accordingly.

56. Comment.  Please add disclosure regarding the limitation on shareholder rights in the Registrant’s Declaration of Trust as included in the initial registration statement for the Registrant’s existing series.

Response.  Such disclosure is already included under the “Management of the Trust’ section of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

57. Comment.  Please confirm that the date of organization of the Registrant as disclosed under “General Information” is correct.

Response. The Registrant supplementally confirms that the date of organization of the Registrant is correct.

58. Comment. Please include disclosure indicating that these Portfolios are successors to Predecessor Funds.

Response. The Registrant has revised the disclosure accordingly.

59. Comment. Please confirm that the disclosure in SAI includes all applicable information for the Portfolios’ Predecessor Funds (e.g., disclosure as to management fees, portfolio managers, portfolio turnover, principal holders of securities, etc.).

Response. The Registrant has revised the disclosure accordingly.

60. Comment. The discussion of the environmental, social and governance (“ESG”) considerations applicable to the Portfolios should be mentioned in the Prospectus, as the disclosure indicates it is supplementing the Prospectus discussion. In addition, to the extent this is a principal investment strategy, the Prospectus should generally describe how ESG factors are considered and weighted.

Response. The Registrant respectfully declines to add the ESG related disclosure to the Prospectus. The Registrant believes it is important to provide disclosure in each Portfolio’s Registration Statement because each Portfolio monitors, and may take action based on, ESG news related to, and large share price movements of, eligible portfolio companies. The Registrant, however, has moved the disclosure to the SAI after discussions with the SEC staff because the

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process is not considered a principal investment strategy of the Portfolios.

61. Comment. Please supplementally clarify why the concentration policy for each Portfolio as disclosed in the “Investment Limitations” section has not been conformed to those of the Registrant’s existing series (e.g., for consistency with the Predecessor Funds?).

Response. The Registrant confirms that the differences in such investment limitations is due to the Portfolios mirroring the corresponding limitations of their respective Predecessor Funds.

62. Comment. Please confirm supplementally that the Dimensional World ex U.S. Core Equity 2 ETF has not currently established subsidiaries or other similar vehicles for the purpose of conducting its investment operations as referenced in the disclosure on page 6 of the SAI.

Response. The Registrant supplementally confirms that such Portfolio has not currently established subsidiaries or other similar vehicles for the purpose of conducting its investment operations.

63. Comment. Consider addressing the impact of the Covid-19 pandemic under “General Market and Geopolitical Risks.”

Response.  The Registrant respectfully declines to revise the disclosure.  As noted above, however, the Registrant has incorporated additional disclosure into the “Additional Information on Investment Objectives and Policies” section of the Prospectus addressing the impact of the Covid-19 pandemic.

64. Comment. Please provide financial statements for the Portfolios’ Predecessor Funds.

Response. The Registrant has revised the disclosure to incorporate the Predecessor Funds’ required financial statements into the SAI.

PART C

65. Comment. Please file executed investment management agreements for each Portfolio in lieu of form of agreements.

Response. The executed agreements will be filed as exhibits to the Rule 485(b) filing for the Portfolios.

66. Comment. Please file a new opinion of counsel with respect to the Portfolios.

Response. A new opinion of counsel will be filed as an exhibit to the Rule 485(b) filing for the Portfolios.

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67. Comment. Please file new auditor consents in light of the incorporation of the Predecessor Funds’ financial information into the registration statement.

Response. The consents will be filed as an exhibit to the Rule 485(b) filing for the Portfolios.

Signature Page

68. Comment. Please confirm the post-effective amendment numbers are correct.

Response. The Registrant confirms those are the correct post-effective amendment numbers.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust